Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

The common stock, par value $0.0001 per share (“Common Stock”), of Aadi Bioscience, Inc., a Delaware corporation (the “Company,” “us,” “we,” or “our”), is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description sets forth certain general terms and provisions of our Common Stock. These descriptions are in all respects subject to and qualified in their entirety by, and should be read in conjunction with, the applicable provisions of, our Amended and Restated Certificate of Incorporation, (the “Charter”) and our Amended and Restated By-laws (the “Bylaws”) (each of which is incorporated herein by reference and copies of which are incorporated by reference as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission) and the applicable provisions of the Delaware General Corporation Law (“DGCL”).
Authorized Capital Stock
Our authorized capital stock consists of 300,000,000 shares of Common Stock and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share (“Preferred Stock”).
Common Stock
Dividends
The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the Company’s board of directors (the “Board”) from time to time may determine.
Voting
Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting of the election of directors then standing for election.
Distributions on Liquidation
Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. Each outstanding share of Common Stock is duly and validly issued, fully paid and non-assessable.
Other Rights
Our Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption.
Relationship to Preferred Stock
Shares of Preferred Stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our board of directors prior to the issuance of any shares thereof. Preferred Stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the board of directors prior to the issuance of any shares thereof. Subject to the terms of any Preferred Stock designation that we may adopt from time to time, the Board is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Charter or the resolution of the Board originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

While we do not currently have any plans for the issuance of Preferred Stock, the issuance of such Preferred Stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock on the rights of holders of the common stock until the Board determines the specific rights of the holders of the Preferred Stock; however, these effects may include:

•	Restricting dividends on the common stock;
•	Diluting the voting power of the common stock;
•	Impairing the liquidation rights of the common stock; or
•	Delaying or preventing a change in control of our company without further action by the stockholders.
Other than in connection with shares of Preferred Stock (as explained above), which Preferred Stock is not currently designated nor contemplated by the Company, the Company does not believe that any provision of its Charter or Bylaws would delay, defer or prevent a change in control.
No shares of Preferred Stock are issued and outstanding as of the date of our Annual Report on Form 10-K with which this Exhibit 4.1 is filed as an exhibit or incorporated by reference.
Pre-Funded Warrants
As of March 10, 2024, the Company had 2,426,493 pre-funded warrants to purchase up to 2,426,493 shares of its Common Stock.
Exercisability
The pre-funded warrants are exercisable at any time after their original issuance. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the pre-funded warrant. No fractional Common Stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, the Company will pay the holder an amount in cash equal to the fractional amount multiplied by the fair market value of any fractional shares.
Exercise Limitations
Under the terms of the pre-funded warrants, the Company may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant, which, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the holder (together with its affiliates) to exceed 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise. However, any holder may increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to the Company.
Exercise Price
The exercise price per whole Common Stock purchasable upon the exercise of the pre-funded warrants is $0.0001 per warrant share. The exercise price of the pre-funded warrants is subject to appropriate adjustment in the event of certain share dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s Common Stock.
Anti-Takeover Effects of our Charter and Bylaws and Delaware Law
Certain provisions of Delaware law and our Charter and Bylaws may have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Board or contemplating a tender offer or other transaction for the combination of the Company with another company. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the price of our Common Stock.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which prohibits a person deemed an “interested stockholder” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such person becomes an interested stockholder unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, such as discouraging takeover attempts that might result in a premium over the price of our Common Stock.
Undesignated Preferred Stock
The ability to authorize undesignated Preferred Stock makes it possible for our board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Special Stockholder Meetings
Our Charter provides that a special meeting of stockholders may be called only the chairperson of the Board, the chief executive officer of the Company, the president of the Company or the Board acting pursuant to a resolution adopted by a majority of the total number of authorized directorships, whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.
Elimination of Stockholder Action by Written Consent
Our Charter eliminates the right of stockholders to act by written consent without a meeting.
Classified Board; Election and Removal of Directors
Our Board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of our Common Stock outstanding will be able to elect all of our directors. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Choice of Forum
Our Bylaws provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, then the United States District Court for the District of Delaware) will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL or our Charter or Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine (the “Delaware Forum Provision”). In addition, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of our securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.
The provisions of the DGCL, our Charter and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8260.
Stock Exchange Listing
Our Common Stock is listed on the Nasdaq Capital Market under the symbol “AADI.”